Mail Stop 3561

August 1, 2008

<u>By Facsimile and U.S. Mail</u>

Mr. Bruce E. Zurlnick
Chief Financial Officer
Finlay Enterprises, Inc.
529 Fifth Avenue
New York, NY 10017

> **Re: Finlay Enterprises, Inc.**
> **Finlay Fine Jewelry Corporation**
> **Form 10-K for the fiscal year ended February 2, 2008**
> **Filed April 17, 2008**
> **Form 10-Q for the quarter ended May 3, 2008**
> **Filed June 12, 2008**
> **File No. 000-25716**

Dear Mr. Zurlnick:

We have completed our review on the above referenced filings and have no further comments at this time.

Sincerely,

James Allegretto
Senior Assistant Chief Accountant